UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:	333-150311
333-63101
333-71990
333-71992
333-127889

Integrys Energy Group, Inc. Deferred Compensation Plan

(Exact name of registrant as specified in its charter)

231 W. Michigan Street
Milwaukee, Wisconsin 53203
(414) 221-2345

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in Integrys Energy Group, Inc. Deferred Compensation Plan
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:         *

*On June 29, 2015, WEC Energy Group, Inc. (“WEC”) completed its acquisition of Integrys Energy Group, Inc. (“Integrys Energy”) through a series of merger transactions (together, the “Merger”), pursuant to which Integrys Energy ultimately was merged with and into Integrys Holding, Inc. (“Integrys Holding”). Integrys Holding became the successor registrant to Integrys Energy. Following the Merger, all common stock of Integrys Energy held under the Integrys Energy Group, Inc. Deferred Compensation Plan (the “Plan”) was cancelled, and no common stock of WEC or its affiliates is held under the Plan.

In connection with the foregoing, Integrys Holding filed post-effective amendments on Form S-8 with the Securities and Exchange Commission (the “SEC”) on June 29, 2015 to terminate the offering of unsold common stock and related plan interests under the Plan, and the Plan is filing this Form 15 with the SEC to deregister the plan interests and to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Integrys Energy Group, Inc. Deferred Compensation Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Integrys Energy Group, Inc. Deferred Compensation Plan

Date: June 6, 2016	By: /s/ William J. Guc
Name: William J. Guc
Title: Vice President and Controller on behalf of Integrys Holding, Inc., which administers the Integrys Energy Group, Inc. Deferred Compensation Plan